Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 27, 2011

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $973.9 million in the third quarter of 2011 ($46.73 per diluted share) compared to net earnings of $388.1 million in the third quarter of 2010 ($18.44 per diluted share). The increase in net earnings arose primarily from net gains on investments of $1,588.0 million compared to net gains on investments of $316.4 million in the third quarter of last year.

“Our results have always been lumpy and our third quarter earnings are a case in point,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “We earned almost a billion dollars in spite of significant catastrophe activity in the quarter because of almost $1.6 billion in net gains on our investment portfolio. Our book value per share increased by 9.7% in the nine months to approximately $403 per share after adjusting for the $10 per share dividend paid in the first quarter. Excluding acquisitions, our consolidated net premiums written in the third quarter grew by 16% (21% including acquisitions). We continue to be very concerned about the economic outlook for the next few years and have maintained our equity hedges. The company continues to be soundly financed with cash and marketable securities at the holding company level in excess of $1 billion.”

Highlights in the third quarter included the following:

•

The combined ratio of the company’s insurance and reinsurance operations on a consolidated basis was 107.5% in the third quarter of 2011, producing an underwriting loss of $105.3 million, compared to a combined ratio and underwriting loss of 101.1% and $13.3 million, respectively, in the third quarter of 2010. Underwriting results in the third quarter of 2011 were negatively affected by $171.7 million of pre-tax catastrophe losses (net of reinsurance and reinstatement premiums), primarily related to Hurricane Irene, the Denmark floods and development on Japanese earthquake losses, which increased the combined ratio by 12.3 points.

•

Net premiums written by the company’s insurance and reinsurance operations in the third quarter of 2011 increased 21.4% (15.6% excluding acquisitions) to $1,430.3 million from $1,178.1 million in the third quarter of 2010.

•

Operating income of the company’s insurance and reinsurance operations in the third quarter of 2011 decreased to $39.1 million from $132.9 million in the third quarter of 2010, primarily as a result of the higher combined ratio in the third quarter of 2011.

•

Consolidated interest and dividend income of $169.6 million in the third quarter of 2011 decreased 10.6% from $189.8 million in the third quarter of 2010. The year-over-year decrease was attributable to the lower yields due to increased investment expenses incurred in connection with the company’s equity hedges on a larger average investment portfolio which resulted primarily from the acquisitions of First Mercury, General Fidelity and Pacific Insurance. Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,850.2 million at September 30, 2011 compared to $4,790.8 million at September 30, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•	Net investment gains of $1,588.0 million in the third quarter and $1,606.1 million in the first nine months of 2011 consisted of the following:

	Third quarter
	Realized gains (losses) on cost	Eliminate mark-to- market (gains) losses already recognized in prior periods	Unrealized gains (losses) arising during the period	Net gains (losses) on investments
Net gains (losses) on:
Equity and equity-related investments	215.5	(193.3)	(1,364.1)	(1,341.9)
Equity hedges	—	—	1,502.6	1,502.6

Equity and equity-related investments after equity hedges	215.5	(193.3)	138.5	160.7
Bonds	18.6	(8.5)	1,247.5	1,257.6
CPI-linked derivatives	—	—	51.2	51.2
Other	5.2	1.1	112.2	118.5

	239.3	(200.7)	1,549.4	1,588.0

	First nine months
	Realized gains (losses) on cost	Eliminate mark-to- market (gains) losses already recognized in prior periods	Unrealized gains (losses) arising during the period	Net gains (losses) on investments
Net gains (losses) on:
Equity and equity-related investments	690.8	(368.8)	(1,160.8)	(838.8)
Equity hedges	—	—	1,193.2	1,193.2

Equity and equity-related investments after equity hedges	690.8	(368.8)	32.4	354.4
Bonds	92.9	(72.1)	1,356.8	1,377.6
CPI-linked derivatives	—	—	(234.0)	(234.0)
Other	(54.2)	44.0	118.3	108.1

	729.5	(396.9)	1,273.5	1,606.1

•

The company held $1,217.7 million of cash, short term investments and marketable securities at the holding company level ($1,174.4 million net of short sale and derivative obligations) at September 30, 2011, compared to $1,540.7 million ($1,474.2 million net of short sale and derivative obligations) at December 31, 2010.

•	The company’s total debt to total capital ratio increased slightly to 24.6% at September 30, 2011 from 23.9% at December 31, 2010.

•

At September 30, 2011, common shareholders’ equity was $8,208.3 million, or $402.66 per basic share, compared to $7,697.9 million, or $376.33 per basic share, at December 31, 2010, an increase of 9.7% (adjusted for the $10.00 per share common dividend paid in the first quarter of 2011).

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure by entering into total return swaps referenced to the Russell 2000 index (at an average Russell 2000 index value of 662.22) and swap contracts referenced to the S&P 500 index (at an average S&P 500 index value of 1,071.96). At September 30, 2011, equity hedges represented 105.5% of the company’s equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.4 and 20.5 million weighted average shares outstanding during the third quarters of 2011 and 2010, respectively. At September 30, 2011, there were 20,385,341 common shares effectively outstanding.

On September 22, 2011, the company renewed its normal course issuer bid which allows it to purchase up to 1,600,000 subordinate voting shares on the Toronto Stock Exchange.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its third quarter results at 8:30 a.m. Eastern time on Friday, October 28, 2011. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 11, 2011. The replay may be accessed at (866) 393-0871 (Canada and U.S.) or 1 (203) 369-0438 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS

as at September 30, 2011, December 31, 2010 and January 1, 2010

(unaudited – US$ millions)

	September 30, 2011	December 31, 2010	January 1, 2010
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $171.5; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	1,217.7	1,540.7	1,251.6
Insurance contract receivables	1,753.2	1,476.6	1,376.8

	2,970.9	3,017.3	2,628.4

Portfolio investments
Subsidiary cash and short term investments	4,526.4	3,513.9	3,244.8
Bonds (cost $11,718.0; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	13,131.5	11,748.2	10,918.3
Preferred stocks (cost $550.0; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	503.6	583.9	292.8
Common stocks (cost $3,680.9; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	3,647.5	4,133.3	4,893.2
Investments in associates (fair value $1,152.4; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	880.0	707.9	423.7
Derivatives and other invested assets (cost $487.4; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	702.8	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $632.0; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	709.1	709.6	151.5

	24,100.9	21,976.2	20,067.0

Deferred premium acquisition costs	419.4	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $271.4; December 31, 2010 – $247.3; January 1, 2010 – $262.8)	4,275.3	3,757.0	3,571.1
Deferred income taxes	349.3	490.5	299.5
Goodwill and intangible assets	1,087.5	949.1	438.8
Other assets	826.9	901.0	771.6

	34,030.2	31,448.1	28,148.4

Liabilities
Subsidiary indebtedness	2.2	2.2	12.1
Accounts payable and accrued liabilities	1,620.3	1,263.1	1,290.8
Income taxes payable	45.9	31.7	77.6
Short sale and derivative obligations (including at the holding company – $43.3; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	92.1	216.9	57.2
Funds withheld payable to reinsurers	445.1	363.2	354.9

	2,205.6	1,877.1	1,792.6

Insurance contract liabilities	19,646.7	18,170.2	16,418.6
Long term debt	2,992.2	2,726.9	2,301.2

	22,638.9	20,897.1	18,719.8

Equity
Common shareholders’ equity	8,208.3	7,697.9	7,295.2
Preferred stock	934.7	934.7	227.2

Shareholders’ equity attributable to shareholders of Fairfax	9,143.0	8,632.6	7,522.4
Non-controlling interests	42.7	41.3	113.6

Total equity	9,185.7	8,673.9	7,636.0

	34,030.2	31,448.1	28,148.4

CONSOLIDATED STATEMENTS OF EARNINGS

for the three and nine months ended September 30, 2011 and 2010

(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months
	2011	2010	2011	2010
Revenue
Gross premiums written	1,782.7	1,443.9	5,210.0	4,103.0

Net premiums written	1,431.2	1,178.6	4,320.5	3,375.7

Net premiums earned	1,400.1	1,198.4	4,031.4	3,369.7
Interest and dividends	169.6	189.8	543.2	550.0
Share of profit of associates	7.4	10.8	11.7	27.9
Net gains on investments	1,588.0	316.4	1,606.1	884.9
Excess of fair value of net assets acquired over purchase price	—	83.5	—	83.5
Other revenue	157.8	127.7	459.0	389.8

	3,322.9	1,926.6	6,651.4	5,305.8

Expenses
Losses on claims, gross	1,395.6	1,007.0	4,022.0	3,184.0
Less ceded losses on claims	(265.2)	(131.7)	(713.9)	(672.0)

Losses on claims, net	1,130.4	875.3	3,308.1	2,512.0
Operating expenses	296.1	236.4	888.1	694.7
Commissions, net	196.9	184.3	578.0	529.0
Interest expense	53.6	51.0	161.8	142.6
Other expenses	157.0	127.2	554.6	389.6

	1,834.0	1,474.2	5,490.6	4,267.9

Earnings before income taxes	1,488.9	452.4	1,160.8	1,037.9
Provision for income taxes	514.4	63.5	342.2	206.8

Net earnings	974.5	388.9	818.6	831.1

Attributable to:
Shareholders of Fairfax	973.9	388.1	816.6	830.2
Non-controlling interests	0.6	0.8	2.0	0.9

	974.5	388.9	818.6	831.1

Net earnings per share	$47.17	$18.53	$38.10	$39.74
Net earnings per diluted share	$46.73	$18.44	$37.78	$39.56
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,385	20,520	20,414	20,423

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and nine months ended September 30, 2011 and 2010

(unaudited – US$ millions)

	Third quarter		First nine months
	2011	2010	2011	2010
Net earnings	974.5	388.9	818.6	831.1

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)	(144.1)	29.1	(102.5)	54.7
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	82.2	(22.8)	57.3	(6.9)
Share of other comprehensive income (loss) of associates(3)	(5.5)	(6.8)	3.1	0.9
Change in gains and losses on defined benefit plans(4)	—	(2.2)	(0.6)	(7.0)

Other comprehensive income (loss), net of income taxes	(67.4)	(2.7)	(42.7)	41.7

Comprehensive income	907.1	386.2	775.9	872.8

Attributable to:
Shareholders of Fairfax	907.0	385.4	774.6	872.4
Non-controlling interests	0.1	0.8	1.3	0.4

	907.1	386.2	775.9	872.8

(1)	Net of income tax expense of $8.8 (2010 – income tax recovery of $27.7) and income tax recovery of $2.7 (2010 – income tax expense of $5.0) for the third quarter and first nine months of 2011, respectively.
(2)	Net of income tax recovery of nil (2010 – nil) and nil (2010 – nil) for the third quarter and first nine months of 2011, respectively.
(3)	Net of income tax recovery of $2.2 (2010 – income tax expense of $0.3) and $1.6 (2010 – income tax expense of $0.3) for the third quarter and first nine months of 2011, respectively.
(4)	Net of income tax recovery of $0.1 (2010 – $0.6) and nil (2010 – $3.0) for the third quarter and first nine months of 2011, respectively.

SEGMENTED INFORMATION

(unaudited – US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the third quarter and first nine months of 2011 and 2010 were:

Net Premiums Written

	Third quarter		First nine months
	2011	2010	2011	2010

Insurance - Canada (Northbridge)	245.6	227.0	840.8	736.4
- U.S. (Crum & Forster and Zenith National)	366.7	253.8	1,193.1	659.3
- Asia (Fairfax Asia)	49.7	36.4	163.2	124.4
Reinsurance - OdysseyRe	642.9	524.1	1,612.5	1,418.7
Reinsurance and Insurance - Other	125.4	136.8	391.2	434.8

Insurance and reinsurance operations	1,430.3	1,178.1	4,200.8	3,373.6

Net Premiums Earned

	Third quarter		First nine months
	2011	2010	2011	2010

Insurance - Canada (Northbridge)	274.2	251.0	813.8	743.0
- U.S. (Crum & Forster and Zenith National)	382.8	288.9	1,089.7	696.6
- Asia (Fairfax Asia)	54.1	39.1	149.1	112.3
Reinsurance - OdysseyRe	557.1	478.5	1,477.7	1,405.9
Reinsurance and Insurance - Other	130.1	138.3	375.7	407.7

Insurance and reinsurance operations	1,398.3	1,195.8	3,906.0	3,365.5

Combined ratios of the insurance and reinsurance operations in the third quarter and first nine months of 2011 and 2010 were:

	Third quarter		First nine months
	2011	2010	2011	2010

Insurance - Canada (Northbridge)	101.4%	104.8%	103.1%	105.4%
- U.S. (Crum & Forster and Zenith National)	109.5%	113.7%	110.6%	110.6%
- Asia (Fairfax Asia)	73.1%	76.2%	80.9%	88.7%
Reinsurance - OdysseyRe	103.4%	89.2%	114.5%	98.1%
Reinsurance and Insurance - Other	146.7%	116.4%	136.1%	112.5%

Insurance and reinsurance operations	107.5%	101.1%	111.8%	103.7%